SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                        -----------


                        SCHEDULE 13D/A
                        (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE 13d-2(a)
                       (Amendment No. 6)

         HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                           413086109
                        (CUSIP Number)

                         Sidney Harman
         Harman International Industries, Incorporated
                1101 Pennsylvania Avenue, N.W.
                          Suite 1010
                 Washington, D.C. 20004
                       (202) 393-1101
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                         With a copy to:

                        James E. O'Bannon
                  Jones, Day, Reavis & Pogue
                       2727 North Harwood
                      Dallas, Texas  75201
                    Tel. No. (214) 220-3939

                        November 12, 2001
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                  (Continued on following pages)
                      (Page 1 of 10 Pages)






1      NAME OF REPORTING PERSON
       Sidney Harman (1)
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                             (b) [  ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       PF, OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
--------------------------------------------------------------------------------
 NUMBER	OF    7   SOLE VOTING POWER
  SHARES          2,525,047
BENEFICIALLY
 OWNED BY     8   SHARED VOTING POWER
   EACH           0
REPORTING
  PERSON      9   SOLE DISPOSITIVE POWER
   WITH           2,215,828

             10   SHARED DISPOSITIVE POWER
                  122,994
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
       2,525,047
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                  [  ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.6 % (2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

(1) The Reporting Person is reporting beneficial ownership of shares of Common Stock of the Issuer held by various family trusts as to which he is the sole or a co-trustee (with sole voting power and shared dispositive power), options to purchase shares of Common Stock of the Issuer exercisable within 60 days of the date of this report that have been granted to him in his capacity as a director and executive officer of the Issuer, and shares of Common Stock of the Issuer as to which he has been granted revocable voting proxies.

(2) Based on 31,998,050 shares of Common Stock of the Issuer outstanding at October 31, 2001 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, plus 1,057,500 shares of Common Stock issuable upon exercise of options owned by the Reporting Person that are exercisable within 60 days of the date of this report.

                               Page 2 of 10 Pages


     This Amendment No. 6 to the statement on Schedule 13D (this "Amendment") amends and restates, in its entirety, the information previously provided by Sidney Harman (the "Reporting Person"), regarding his beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock") of Harman International Industries, Incorporated (the "Issuer"). The Reporting Person has previously reported his beneficial ownership of Common Stock in an initial statement on Schedule 13D, dated November 9, 1993, as amended by Amendment No. 1 thereto dated May 4, 1995; Amendment No. 2 thereto dated August 16, 1995; Amendment No. 3 thereto dated May 6, 1996; Amendment No. 4 thereto dated May 7, 1996; and Amendment No. 5 thereto dated May 21, 1996.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1. Security and Issuer.

     This Amendment relates to the Issuer's Common Stock. The Issuer's principal executive office is located at 1101 Pennsylvania Avenue, N.W., Suite 1010, Washington D.C. 20004.

Item 2. Identity and Background.

     (a)     Sidney Harman

     (b)     1101 Pennsylvania Avenue, N.W., Suite 1010
             Washington, DC  20004

     (c)     Executive Chairman of the Issuer

     (d) and (e): The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or it subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f)     USA

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the shares of Common Stock with personal funds. From time to time, the Reporting Person may acquire additional shares of Common Stock by, among other things, exercising options to acquire Common Stock that have been granted to him or that are granted to him under the Issuer's incentive compensation plans after the date of this filing. Under certain of these plans, the Reporting Person is permitted to pay the aggregate exercise price of stock options granted to him, and/or any required tax withholdings, by either (i) delivering shares of Common Stock to the Issuer and/or (ii) requesting the Issuer to withhold shares of Common Stock with a fair market value equal to such exercise price and/or tax withholding, as appropriate.



                               Page 3 of 10 Pages


Item 4. Purpose of Transaction.

     The Reporting Person acquired and holds the Common Stock for investment purposes. From time to time, the Reporting Person may acquire and dispose of additional securities of the Issuer in open market or privately negotiated transactions or through the exercise of stock options. In determining whether to effect any of such transactions, the Reporting Person may consider various factors, including his financial and estate planning requirements, and general economic or market conditions.

     Except as stated above, the Reporting Person has no current plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to formulate and propose any such plans or proposals in the future).

Item 5. Interest in Securities of the Issuer.

     (a)     Aggregate Amount Beneficially
             Owned by the Reporting Person:  2,525,047

             Percent of Class:                    7.6%

     (b)     Sole Voting Power:             2,525,047

             Shared Voting Power:                   0

             Sole Dispositive Power:        2,215,828

             Shared Dispositive Power:        122,994

The Reporting Person disclaims beneficial ownership of 186,225 shares of Common Stock as to which he has been granted sole voting power pursuant to revocable proxies from his three adult children and a trust controlled by another of his adult children (see "Item 6 - Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer" below).

     (c) On November 12, 2001 the Reporting Person exercised options to purchase 147,000 shares of Common Stock. In connection with such option exercise, the Reporting Person delivered 60,210 shares of Common Stock to the Issuer as payment of the exercise price and required tax withholdings. Other than such option exercise, there have been no transactions in Common Stock by the Reporting Person during the 60 days preceding the date of the filing of this Amendment.

     (d) Each of the three adult children of the Reporting Person and the trust controlled by another of his adult children that have granted proxies to the Reporting Person have the right to receive and direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock subject to the proxies.

     (e)     Not Applicable




                               Page 4 of 10 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.


     In April 2001, the Reporting Person retained voting power with respect to 186,225 shares of Common Stock pursuant to revocable proxies (each a "Proxy" and collectively the "Proxies") granted to the Reporting Person by three of his adult children and a trust controlled by one of his adult children. The Proxies replace similar proxies previously granted to the Reporting Person which were about to expire. The agreements under which the Reporting Person was granted the Proxies are filed as exhibits in response to Item 7 of this Amendment. The terms and conditions of the Proxies are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

The Proxies granted to the Reporting Person are attached hereto as Exhibits 1 through 4.


 Exhibit No.     Description
-------------    ---------------
     1           Revocable Proxy from Lynn Harman.
     2           Revocable Proxy from Gina Harman.
     3           Revocable Proxy from Paul Harman.
     4           Revocable Proxy from A.G. Edwards & Sons, Inc., as record
                 holder for Barbara L. Harman and William E. Cain, as Trustees, of the Harman Nominee Trust Dated July 22, 1987.

























                               Page 5 of 10 Pages



                                    SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 31, 2001                           /s/ Sidney Harman
                                                   -----------------------
                                                   Sidney Harman











































                               Page 6 of 10 Pages



                                    Exhibit 1



                                      PROXY

     The undersigned, being the record and beneficial owner of certain shares of Common Stock, par value $0.01 per share ("Shares"), of Harman International Industries, Incorporated, a Delaware corporation ("Company"), does hereby constitute and appoint Sidney Harman ("Sidney Harman") as the undersigned's lawful proxy, for the undersigned and in the undersigned's name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Sidney Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the undersigned (as it relates to some or all of the Shares) by written notice given by the undersigned to Sidney Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.




Dated:  April 9, 2001                    /s/ Lynn Harman
                                         ------------------
                                         Name: Lynn Harman































                               Page 7 of 10 Pages



                                  Exhibit 2



                                    PROXY


     The undersigned, being the record and beneficial owner of certain shares of Common Stock, par value $0.01 per share ("Shares"), of Harman International Industries, Incorporated, a Delaware corporation ("Company"), does hereby constitute and appoint Sidney Harman ("Sidney Harman") as the undersigned's lawful proxy, for the undersigned and in the undersigned's name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Sidney Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the undersigned (as it relates to some or all of the Shares) by written notice given by the undersigned to Sidney Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.




Dated: April --, 2001                   /s/ Gina Harman
                                        ----------------
                                        Name: Gina Harman





























                               Page 8 of 10 Pages



                                   Exhibit 3



                                     PROXY

     The undersigned, being the record and beneficial owner of certain shares of Common Stock, par value $0.01 per share ("Shares"), of Harman International Industries, Incorporated, a Delaware corporation ("Company"), does hereby constitute and appoint Sidney Harman ("Sidney Harman") as the undersigned's lawful proxy, for the undersigned and in the undersigned's name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Sidney Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the undersigned (as it relates to some or all of the Shares) by written notice given by the undersigned to Sidney Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.



Dated: April --, 2001                   /s/ Paul Harman
                                        -----------------
                                        Name: Paul Harman






























                               Page 9 of 10 Pages

                                    Exhibit 4




                                      PROXY


     The undersigned brokerage firm ("Record Owner") holds (by and through its nominee Cede & Co.), for and on behalf of Barbara L. Harman and William E. Cain, Trustees, Harman Nominee Trust Dated July 22, 1987 ("Customer") (Account No. 301-113242), shares Common Stock, par value
$0.01 per share ("Shares"), of Harman International Industries, Incorporated, a Delaware corporation ("Company"). In accordance with the Authorization executed below by the Customer, the Record Owner does hereby constitute and appoint Sidney Harman ("Sidney Harman") as the Record Owner's lawful proxy, for the Record Owner and in the Record Owner's name and stead, to vote (whether by ballot, by proxy, or otherwise) the Shares in such manner as Sidney Harman may, in his sole discretion, deem necessary or advisable at any meeting of the stockholders of the Company. This Proxy is effective immediately, and will remain in full force and effect until revoked by the Record Owner (as it relates to some or all of the Shares) by written notice duly authorized by the Customer and given by the Record Owner to Sidney Harman at the principal business address of the Company not later than two business days prior to the effective date of such revocation.



Dated: April 25, 2001       Acknowledged by: A.G. EDWARDS & SONS, INC.


                            By:  /s/ Virgil L. Chubbs
                            ---------------------------
                            Name: Virgil L. Chubbs
                            Title:Assistant Vice President


                               AUTHORIZATION

     The undersigned does hereby consent to and authorize the foregoing proxy.


Dated:  April 12, 2001       HARMAN NOMINEE TRUST DATED JULY 22, 1987
                                 By: Barbara L. Harman and William E. Cain,
                                     as Trustees

                             /s/ Barbara L. Harman
                             ---------------------
                             Barbara L. Harman, Trustee

                             /s/ William E. Cain
                             -------------------
                             William E. Cain, Trustee


                               Page 10 of 10 Pages